Animas Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated July 25, 2008 with regards to Registration Statement on Form 20-F filed on June 27, 2008.

Comment Number	Page	Response
1		Noted

2		Noted

3	16	The disclosure has been modified to state that the Rights Plan was approved and is now in effect.

4	6

It is now stated that: The Company had its year end on July 31, 2007 and then changed its year end to December 31, effective December 31, 2007. In correspondence to the British Columbia Securities Commission’s financial statements disclosure requirement, the Company is required to disclose its financial data for the 3 months ended April 30, 2007 to correspond to the March 31, 2008 information.

5	44 11

It is now stated that John Wilson, V.P. Exploration spends 100% of his time on the affairs of the Company. Winnie Wong devotes as much time as is necessary on the affairs of Animas Resources.  Ms. Wong is only required to spend 20% of her time on the affairs of Animas Resources because the Company is still in the exploration stage and does not require a full-time Chief Financial Officer.

The risk factor regarding the potential effects of the shareholder rights plan has been added.

6	15-19	The document has been revised as requested.

7	15-19	The document has been revised as requested.

8	16	It is now disclosed that the drilling program began on June 25, 2008.

9	17	The terms have been replaced with the term “exploration work”.

10	27	It is now disclosed that the finder’s fee was paid to Jeff Philips.

11

The Company h is not committed to any exploration program, but more so as to what they find during their initial ground exploration work. As to the option payments, again, these are at the option of the Company and thus, again, not commitments.

12	45-47	The disclosure has been amended to included both months and years.

13	61	It is now disclosed that at 12/31/2008, $16,718 was owed to Pacific Opportunity Capital.

14	64	It is now disclosed that a reconciliation of the share capital is provided in the notes to all of the financial statements.

15	70	Dates for each material contract have been added to the text.

16	70-72	Statements regarding the taxation discussion as being for general information only have been deleted.

17	76	The address is now disclosed in this section.

18	76-77	The information required by Item 11.B. of Form 20-F is now provided.

19		An audited income statement for the period ended July 31, 2006 is now included as an exhibit to the document.

20

Despite the acquisitions of 100% issued and outstanding shares of First Silver, Recursos and Chuqui by the Company, these acquisitions were  considered to be, in substance,  "asset acquisitions" under both Canadian and U.S. GAAP because the sole identifiable assets acquired, other than working capital items, were the mineral property rights and related options in Santa Gertrudis.
Accordingly, the fair value of the consideration paid by Animas in excess of carrying amounts was allocated to these property interests at the date of acquisition under Canadian GAAP.  The issued and oustanding shares of First Silver, Recursos and Chuqui were eliminated upon consolidation.

21

These expected payments are for the acquisition of First Silver and Recursos.  These expected payments meet the definition of a liability because the Company has received 100% ownership of First Silver and Recursos (transfer of asset) and have agreed to defer a portion of the acquisition costs for a period of 3 years.  Due to the transfer of assets being completed, the Company owes the obligation to pay for such acquisition and thus, a liability is recognized.

22		Any gains or losses on the additional payments in US dollars (which differs from the Company's functional currency) are recognized in the income statement as part of the operations of the Company.

23

The Company acquired 100% ownership of three Mexican subsidiaries, as opposed to an outright purchase of claims.  Some of the Santa Gertrudis claims are owned by the Mexican subsidiaries while others are still held by these subsidiaries as options to acquire mineral rights.  In the absence of the outright purchase of a contiguous land package, and given the practical difficulty in allocating costs between acquired claims or rights and options to acquire rights, the Company has elected to be conservative in its treatment of all of these costs under U.S. GAAP.   Further, while the consideration paid for the acquisition of the Mexican subsidiaries was material, it is inclusive of a significant number of common shares of the Company issued or to be issued, as opposed to cash.   The current and future value of these shares is subject to significant uncertainty and, accordingly, the Company has chosen not to capitalize any amounts as "mineral right" or "tangible asset" under U.S. GAAP.

24

As the Mexican subsidiaries are all integrated, their functional currencies are the Canadian dollar, which is the functional currency of the Canadian parent.  The reporting currency is also the Canadian dollar and therefore all gains and losses arising on the translation of activities conducted other currencies have been reflected currently in the Company's Statement of Operations.

Sincerely,

/s/ Winnie Wong

Winnie Wong,

Chief Financial Officer